[LETTERHEAD OF CLIFFORD CHANCE US LLP]

May 2, 2011

Mr. Michael McTiernan, Esq.

Ms. Erin E. Martin, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CB Richard Ellis Realty Trust
Post-Effective Amendment No. 9 to Registration Statement on Form S-11 (the “Post-Effective Amendment”) Filed April 21, 2011 File No. 333-152653

Dear Mr. McTiernan and Ms. Martin:

On behalf of our client, CB Richard Ellis Realty Trust, a Maryland real estate investment trust (the “Company”), we are transmitting for filing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Jack A. Cuneo of CB Richard Ellis Realty Trust dated April 27, 2011 (the “April 27 Letter”) relating to the Company’s Post-Effective Amendment.

For convenience of reference, each Staff comment contained in the April 27 Letter is reprinted below in bold and italics, numbered to correspond with paragraph numbers assigned in your April 27 Letter, and is followed by the corresponding response of the Company. Capitalized terms used and not otherwise defined in this response letter that are defined in the Post-Effective Amendment shall have the meanings set forth in the Post-Effective Amendment.

Distribution Policy, page 39

1.	Please disclose the cumulative amount of distributions declared since inception as compared to the cumulative amount of earnings or FFO since inception.

In response to the Staff’s comment, the Company advises the Staff that it will include the following disclosure on page 39 of the Prospectus that it intends to file in accordance with Rule 424:

Mr. Michael McTiernan, Esq.	Page 2

Ms. Erin E. Martin, Esq.

United States Securities and Exchange Commission

May 2, 2011

Total distributions declared and paid for the period from inception (July 1, 2004) through December 31, 2010 were $175,044,000 and total Funds from Operations for the period from inception (July 1, 2004) through December 31, 2010 were $90,548,000. For a discussion of our supplemental financial measures, see “Summary Selected Financial Information—Non-GAAP Supplemental Financial Measure: Funds from Operations.”

Non-GAAP Supplemental Financial Measure: Funds from Operations, page 43

2.

Please revise this section to more clearly explain how FFO as adjusted is useful to an investor. To the extent you believe that FFO as adjusted is a useful measure for potential investors to evaluate historical performance during the offering stage, please provide more detailed disclosure on why, particularly given that the measure may exclude significant acquisition costs and impairments, both of which may have reduced the value of the shares offered, and both of which relate to key aspects of your buy and hold strategy. Please also specify in detail the limitations for an investor of using FFO as adjusted as a historical performance measure. Alternatively, if you believe that FFO as adjusted may be a useful for an investor assessing the sustainability of current operating performance in the future, after the offering stage, please provide more detailed disclosure on the limits of this usefulness. To the extent you include disclosure on the usefulness of the measure to management, please clearly separate this discussion from the discussion of the usefulness to investors.

In response to the Staff’s comment, the Company advises the Staff that it will include the following revised disclosure relating to FFO, as adjusted, beginning on page 44 of the Prospectus that it intends to file in accordance with Rule 424:

However, changes in the accounting and reporting rules under GAAP (for acquisition fees and expenses from a capitalization/depreciation model to an expensed-as-incurred model) that have been put into effect since the establishment of NAREIT’s definition of FFO have prompted an increase in the non-cash and non-operating items included in FFO. In addition, we view impairment charges as an item which is typically adjusted when assessing operating performance. Furthermore, publicly registered, non-traded REITs typically have a significant amount of acquisition activity during their initial years of investment and operation and therefore we believe require additional adjustments to FFO in evaluating performance. As a result, in addition to presenting FFO in accordance with the NAREIT definition, we also disclose FFO, as adjusted, which excludes the effects of acquisition costs and non-cash impairment charges.

Mr. Michael McTiernan, Esq.	Page 3

Ms. Erin E. Martin, Esq.

United States Securities and Exchange Commission

May 2, 2011

FFO, as adjusted, is a useful measure to management’s decision-making process. As discussed below, period to period fluctuations in the excluded items can be driven by short-term factors that are not particularly relevant to our long-term investment decisions, long-term capital structures or long-term tax planning and tax structuring decisions. We believe that adjusting FFO to exclude these acquisition costs and impairment charges more appropriately presents our results of operations on a comparative basis. The items that we exclude from net income are subject to significant fluctuations from period to period that cause both positive and negative effects on our results of operations, often in inconsistent and unpredictable directions. For example, our acquisition costs are primarily the result of the volume of our acquisitions completed during each period, and therefore we believe such acquisition costs are not reflective of our operating results during each period. Similarly, unrealized gains or non-cash impairment charges that we have recognized during a given period are based primarily upon changes in the estimated fair market value of certain of our investments due to deterioration in market conditions and do not necessarily reflect the operating performance of these properties during the corresponding period.

We believe that FFO, as adjusted, is useful to investors as a supplemental measure of operating performance. We believe that adjusting FFO to exclude acquisition costs provides investors a view of the performance of our portfolio over time, including after we cease to acquire properties on a frequent and regular basis and allows for a comparison of the performance of our portfolio with other REITs that are not currently engaging in acquisitions. In addition, as many other non-traded REITs adjust FFO to exclude acquisition costs and impairment charges, we believe that our calculation and reporting of FFO, as adjusted, will assist investors and analysts in comparing our performance with that of other non-traded REITs. We also believe that FFO, as adjusted, may provide investors with a useful indication of our future performance, particularly after our acquisition stage, and of the sustainability of our current distribution policy. However, because FFO, as adjusted, excludes acquisition costs, which are an important component in an analysis of our historical performance, such supplemental measure should not be construed as a historical performance measure and may not be as useful a measure for estimating the value of our common shares. In addition, the impairment charges that we exclude from FFO, as adjusted, may be realized as a loss in the future upon the ultimate disposition of the related properties or other assets through the form of lower cash proceeds.

Mr. Michael McTiernan, Esq.	Page 4

Ms. Erin E. Martin, Esq.

United States Securities and Exchange Commission

May 2, 2011

Not all REITs calculate FFO and FFO, as adjusted (or an equivalent measure), in the same manner and therefore comparisons with other REITs may not be meaningful. Neither FFO, nor FFO as adjusted, represents cash generated from operating activities in accordance with GAAP and should not be considered as alternatives to (i) net income (determined in accordance with GAAP), as indications of our financial performance, or (ii) to cash flow from operating activities (determined in accordance with GAAP) as measures of our liquidity, nor are they indicative of funds available to fund our cash needs, including our ability to make cash distributions. We believe that to further understand our performance, each of FFO and FFO, as adjusted, should be compared with our reported net income and considered in addition to cash flows in accordance with GAAP, as presented in our Consolidated Financial Statements.

3.

Refer to the reconciliation table on page 45. We note that you reconcile FFO as adjusted from GAAP net loss through NAREIT FFO, and then provide FFO per share and FFO as adjusted per share. Please accompany FFO as adjusted per share and FFO per share disclosure with net loss per share disclosure.

In response to the Staff’s comment, the Company advises the Staff that it will include the corresponding applicable net loss per share disclosure as included in the following revised reconciliation table on page 46 of the Prospectus that it intends to file in accordance with Rule 424:

	Three Months Ended
	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010
Reconciliation of net loss to funds from operations:
Net (Loss) Income Attributable to CB Richard Ellis Realty Trust Shareholders	$(5,318)	$(1,206)	$(4,221)	$145
Adjustments:
Non-controlling interest	(9)	(2)	(8)	1
Real estate depreciation and amortization	10,224	7,941	6,717	7,243
Realized gain from transfer of real estate to unconsolidated entities	—	—	—	(154)
Net effect of FFO adjustment from unconsolidated entities(1)	4,451	4,661	4,382	3,715

FFO	$9,348	$11,394	$6,870	$10,950
Other Adjustments:
Acquisition expenses/Organization expenses(2)	10,303	2,592	5,529	382
Unrealized gain/impairment loss in unconsolidated entity	1,277	115	(373)	24

FFO, as adjusted	$20,928	$14,101	$12,026	$11,356

Net (loss) income per share (basic and diluted)	$(0.03)	$(0.01)	$(0.03)	$0.00
FFO per share (basic and diluted)	$0.06	$0.08	$0.05	$0.10
FFO, as adjusted, per share (basic and diluted)	$0.13	$0.10	$0.09	$0.10

(1)

Represents our share of the FFO adjustments allowable under the NAREIT definition (primarily depreciation) for each of our unconsolidated entities multiplied by the percentage of income or loss recognized by us for each of these unconsolidated entities during each of the quarters within the annual periods presented.

(2)	In addition to organization and acquisition costs incurred in our consolidated results, this adjustment also includes our portion of acquisition costs incurred within our unconsolidated entities.

Real Estate Investments, page 56

4.

We note that you disclose average effective annual rents on a portfolio basis per property type. It is unclear if such disclosure takes into account tenant concessions. To the extent tenant concessions, such as free rent, are not reflected in your calculations, please expand your disclosure to quantify how concessions would impact the calculations. Furthermore, please also disclose the average effective annual rent per square foot or unit, which takes into account tenant concessions, if applicable, on a portfolio basis.

In response to the Staff’s comment, the Company advises the Staff that its disclosure regarding average effective annual rents on a portfolio basis per property type takes into account tenant concessions (i.e., free rent). The Company further advises the Staff that it will include the following revised disclosure on page 57 of the Prospectus that it intends to file in accordance with Rule 424 to

Mr. Michael McTiernan, Esq.	Page 5

Ms. Erin E. Martin, Esq.

United States Securities and Exchange Commission

May 2, 2011

clarify this point and disclose average effective annual rent per square foot on a portfolio basis per property type:

As of December 31, 2010, our portfolio was 91.35% leased. The average effective annual rents for our industrial properties, office properties and retail properties were approximately $55,002,000, $88,144,000, and $8,259,000, as of December 31, 2010, respectively (net of any rent concessions). The average effective annual rent per square foot for our industrial properties, office properties and retail properties was approximately $3.57, $18.74 and $17.33, as of December 31, 2010, respectively (net of any rent concessions).

Tenant Lease Expirations. page 70

5.

We note that the lease expiration table provided on a portfolio basis does not disclose the number of expiring leases or the percentage of gross annual rental represented by the expiring leases. Please revise accordingly.

In response to the Staff’s comment, the Company advises the Staff that it will disclose the number of expiring leases and the percentage of base rent represented by such expiring leases in the lease expiration table (on a portfolio basis only) on page 71 of the Prospectus that it intends to file in accordance with Rule 424 as set forth below:

	Consolidated Properties		Unconsolidated Properties(1)		Consolidated & Unconsolidated Properties(1)
	Expiring Net Rentable Square Feet	Expiring Base Rent	Expiring Net Rentable Square Feet	Expiring Base Rent	Number of Expiring Leases	Expiring Net Rentable Square Feet	Expiring Base Rent	Percentage of Expiring Base Rent
2011	694	2,508	14	234	15	708	$2,742	1.62%
2012	823	10,514	61	823	24	884	11,337	6.68%
2013	1,603	8,551	460	2,537	24	2,063	11,088	6.53%
2014	581	3,563	74	1,021	16	655	4,584	2.70%
2015	1,821	6,661	238	1,638	21	2,059	8,299	4.89%
2016	306	1,711	442	6,855	9	748	8,566	5.04%
2017	267	3,832	1,180	8,969	16	1,447	12,801	7.54%
2018	743	8,510	3,174	14,152	17	3,917	22,662	13.35%
2019	1,697	13,239	3,424	13,157	14	5,121	26,396	15.54%
2020	600	12,949	—	—	6	600	12,949	7.63%
Thereafter	1,760	34,973	775	13,414	16	2,535	48,387	28.49%

Total	10,895	$107,011	9,842	$62,800	178	20,737	$169,811	100%

Weighted Average Expiration (years)		8.20		8.27			8.23

(1)

Expiring Net Rentable Square Feet for Unconsolidated Properties is at 100%. Expiring Base Rent for Unconsolidated Properties is at our pro rata share of effective ownership. Does not include our investment in CBRE Strategic Partners Asia.

Mr. Michael McTiernan, Esq.	Page 6

Ms. Erin E. Martin, Esq.

United States Securities and Exchange Commission

May 2, 2011

Recent Developments, page 75

6.

Refer to your disclosure of capitalization rates in footnote (5) on page 76. We note that you project forward 12-month NOI for purposes of calculating the capitalization rate, and that the revenues are based on in-place leases. Please expand your description of NOI to clarify the manner in which forward 12-month expenses are estimated and your assumptions regarding occupancy during the forward 12-month period.

In response to the Staff’s comment, the Company advises the Staff that it will include the following revised disclosure regarding its acquisition cap rates in the Prospectus that it intends to file in accordance with Rule 424:

Acquisition cap rate equals annualized in-place net operating income divided by total acquisition cost for the property. Annualized in-place net operating income equals, on an annualized cash basis as derived from leases in-place at the time we acquire the property, rental income and tenant reimbursements less property and related expenses (operating maintenance, management fees and real estate taxes) and excludes other non-property income and expenses, interest expense, depreciation and amortization and our company-level general and administrative expenses. Property and related expenses (operating maintenance, management fees and real estate taxes) are estimated on an annualized basis at the time we acquire the property and are based on management’s review of the prior operator’s historical costs and existing market conditions at the time of acquisition. The acquisition cap rate is meant as a measure of in-place annualized net operating income yield at the time we acquire the property, and is not meant to be either an indication of historical, or a projection of anticipated future, net operating income yield for the acquisition.

The Company acknowledges that:

¡	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

¡

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

¡

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Michael McTiernan, Esq.	Page 7

Ms. Erin E. Martin, Esq.

United States Securities and Exchange Commission

May 2, 2011

If you have any questions or comments regarding the foregoing please contact the undersigned at 212-878-8324.

Very truly yours,

By:	/s/ Jason D. Myers, Esq.
Jason D. Myers, Esq.

cc:	Mr. Jack A. Cuneo
Mr. Philip L. Kianka
Mr. Hugh S. O’Beirne, Esq.